SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.1)*

LookSmart, Ltd.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

543442503
(CUSIP Number)

Eric S. Wagner, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 20, 2012
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Partners Value Arbitrage Fund L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Platinum Management (NY) LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

OO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mark Nordlict

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Uri Landesman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,728,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,728,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,728,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.99%

14.	TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of common stock, $.001 par value (the "Common Stock"), of LookSmart, Ltd. (the "Issuer"), beneficially owned by the Reporting Persons (as defined below) as of July 26, 2012 and amends and supplements the Schedule 13D filed on June 29, 2012 (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

The Master Fund (as defined below) had previously reported its holdings in the Schedule 13G originally filed on March 15, 2012.

The names of the persons filing this statement on Schedule 13D (collectively, the "Reporting Persons") are:

•	Platinum Partners Value Arbitrage Fund L.P., a Cayman Islands exempted limited partnership (the “Master Fund”);

•	Platinum Management (NY) LLC, a Delaware limited liability company (“Platinum Management”),

•	Mark Nordlicht, a United States citizen (“Mr. Nordlicht”); and

•	Uri Landesman, a United States citizen (“Mr. Landesman”).

The Reporting Persons may be deemed to be members of a group with Snowy August Management LLC, Snowy August Fund I LP and Michael Onghai for the reasons described in Item 4 below.  Snowy August Management LLC, Snowy August Fund I LP and Michael Onghai (collectively, “Snowy August”) separately report their beneficial ownership with the Securities and Exchange Commission (“SEC”).

The Reporting Persons beneficially own 1,728,000 shares of Common Stock representing 9.99% percent of the outstanding shares of Common Stock.

The Reporting Persons may be deemed to have shared beneficial ownership of the 836,312 shares of Common Stock owned by Snowy August, which represents an additional 4.99% of the outstanding shares of Common Stock.

Collectively, the Reporting Persons and Snowy August may be deemed to beneficially own 2,591,312 shares representing approximately 14.98% of the Issuer's outstanding shares of Common Stock.

ITEM 4.Purpose of Transaction.

Item 4 of Schedule 13D has been supplemented by the following:

    On July 20, 2012, PEEK Investments LLC (“PEEK”), the Reporting Persons and Snowy August jointly filed a Schedule TO with the SEC in connection with PEEK making a tender offer (the “Tender Offer”) to purchase all outstanding shares of Common Stock not beneficially owned by PEEK or its affiliates, for $1.00 per share, net to the seller in cash, without interest and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in an Offer to Purchase and a related Letter of Transmittal filed with the SEC, as amended or supplemented (the “Schedule TO”).  PEEK is sponsored by a consortium of the Issuer’s stockholders represented by Snowy August Management LLC and Platinum Management.  The Master Fund may provide a majority of the working capital for PEEK.

The Tender Offer is subject to customary conditions, including: (i) there being validly tendered and not withdrawn prior to the expiration of the Tender Offer, as it may be extended, at least the number of shares of Common Stock, which, together with the shares of Common Stock then owned by PEEK and its affiliates represents a majority of the total number of shares of Common Stock then outstanding on a fully diluted basis, (ii) PEEK being satisfied, in its reasonable discretion, that Section 203 of the General Corporation Law of the State of Delaware is inapplicable to the Tender Offer and the plans, proposals, agreements, and transactions contemplated by the Tender Offer (the “Section 203 Condition”), and (iii) PEEK being satisfied, in its reasonable discretion, that PEEK or its affiliates will control the Issuer’s board of directors upon consummation of the Tender Offer (the “Board Control Condition”).

The Schedule TO and the related Offer to Purchase and Letter of Transmittal are publicly available on EDGAR at www.sec.gov, and are incorporated herein by reference.

On July 16, 2012, the Master Fund entered into an equity commitment letter with PEEK (the “Equity Commitment Letter”), pursuant to which the Master Fund agreed to commit up to $17.5 million in capital to purchase the securities being tendered pursuant to the Tender Offer and all fees, expenses and other transaction costs related to the Tender Offer.  Snowy August entered into a separate equity commitment letter pursuant to which it agreed to commit up to $2.5 million in capital for the Tender Offer.  The Equity Commitment Letter is filed as an attachment to the Schedule TO, which is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

On July 16, 2012, the Master Fund, Snowy August and PEEK entered into a Sponsorship Agreement (the “Sponsorship Agreement”), which generally governs the relationship among the parties thereto with respect to the Tender Offer.  The Sponsorship Agreement is filed as an attachment to the Schedule TO, which is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

In the Schedule TO, PEEK discloses certain plans and proposals with respect to the Issuer, which are incorporated herein by reference.  Such plans and proposals include PEEK: (a) seeking to acquire control of the Issuer and utilize such control to influence the Issuer’s management, policies, and practices and effect positive change, improve the Issuer's performance, and realize value for security holders, (b) seeking maximum representation on the Issuer's Board of Directors as soon as practicable, and (c) possibly seeking to remove the Issuer’s existing directors and have them replaced with directors which PEEK believes will consider, to the extent consistent with their fiduciary duties, to take actions to satisfy the Section 203 Condition and the Board Control Condition and recommend and support the consummation of the Tender Offer.

    Whether the Tender Offer is successful or not, the Reporting Persons continue to reserve the right to discuss and/or meet with management, the Board of Directors of the Issuer, potential acquirers, financing sources and other shareholders and/or formulate plans or proposals regarding the Issuer or its securities.  As party to such activities, the Reporting Persons may take positions or make proposals with respect to potential changes in the Issuer’s business, condition, operations, structure, governance, management, Board structure, capitalization, policies, plans, and prospects and similar and other actions and changes as a means of enhancing shareholder value.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

    Except as described above in this Schedule 13D, including the Equity Commitment Letter, the Sponsorship Agreement, agreements related to the Tender Offer and any other agreement described in Item 4 of this Schedule 13D, none of the Reporting Persons has any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A – Joint Filing Agreement

Exhibit B – Schedule TO, with all exhibits, including the Equity Commitment Letter and the Sponsorship Agreement, was filed on July 20, 2012 with the SEC.  It is publicly available on EDGAR at www.sec.gov, and is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  July 26, 2012

PLATINUM PARTNERS VALUE ARBITRAGE FUND L.P.
By: Platinum Management (NY) LLC,
as general partner

By:  /s/ Uri Landesman
             Uri Landesman, President

PLATINUM MANAGEMENT (NY) LLC

By:  /s/ Uri Landesman
             Uri Landesman, President

/s/ Mark Nordlicht
     Mark Nordlicht

/s/ Uri Landesman
     Uri Landesman